--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)1

                             OPEN PLAN SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683709 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   W. SYDNOR SETTLE, GREAT LAKES CAPITAL, LLC
          310 SOUTH STREET, MORRISTOWN, NEW JERSEY 07960 (973) 267-1088
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 26 Pages)



__________________
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 2 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Great Lakes Capital, LLC
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   804,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  804,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          804,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO (limited liability company)
--------- ----------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 3 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. Sydnor Settle
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    |_|
                                                                    (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   54,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  54,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 4 of 26 Pages
-------------------------                              -------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas H. Corson
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   50,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  50,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 5 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William F. Crabtree
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   32,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  32,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 6 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John L. Hobey
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |_|
                                                                     (b)     |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   105,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  105,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          105,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 7 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles B. Kaufmann, III
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   6,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  6,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 683709 10 9            SCHEDULE 13D            Page 8 of 26 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas J. McGrath
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   -0-
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  -0-
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            GREAT LAKES CAPITAL, LLC

         This amended and restated Schedule 13D of Great Lakes Capital, LLC ("Great Lakes") is being filed by Great Lakes and its members: W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey, Charles B. Kaufmann, III, and Thomas J. McGrath (collectively, the "Members"). The purpose of such amended and restated filing is to (i) amend and restate the original Schedule 13D of Great Lakes to include the Members, and (ii) report the purchase of additional shares of common stock, no par value (the "Common Stock") of Open Plan Systems, Inc., a Virginia corporation (the "Issuer") by the Members. This Schedule 13D is a joint filing of Great Lakes and the Members, pursuant to an Agreement to Joint Filing of Schedule 13D dated October 25, 1999 which is attached hereto as Exhibit E and incorporated herein.

Item 1.           Security and Issuer

                  This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

Item 2.           Identity and Background

                  Great Lakes Capital, LLC

                  Great Lakes is a limited liability company organized in June 1998 under the laws of the State of Delaware. The members of Great Lakes are W. Sydnor Settle ("Settle"), who also serves as a manager and as the Chairman and President of Great Lakes, Thomas H. Corson ("Corson"), who also serves as a manager and as Vice President of Great Lakes, William F. Crabtree ("Crabtree"), John L. Hobey ("Hobey"), Charles B. Kaufmann, III ("Kaufmann"), who also serves as Secretary of Great Lakes, and Thomas J. McGrath ("McGrath"), who also serves as a manager and as the Treasurer of Great Lakes. Great Lakes was formed specifically for the purpose of investing in and holding securities of the Issuer. As described in Item 3 below, it also provides certain management and consulting services to the Issuer. The address of its principal office is 310 South Street, Morristown, New Jersey 07960.

                  During the past five years, Great Lakes has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has Great Lakes been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



                               Page 9 of 26 Pages

                  W. Sydnor Settle

                  (A)      W. Sydnor Settle.

                  (B) The business address of Settle is 310 South Street, Morristown, New Jersey 07960.

                  (C) Settle is a private investor whose business address is disclosed in paragraph (B) above. Settle is also a director of the Issuer, and serves as a manager and as the Chairman and President of Great Lakes. Settle was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1969 to 1990, when he retired to become of counsel.

                  (D) During the past five years, Settle has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Settle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Settle is a citizen of the U.S.A.

                  Thomas H. Corson

                  (A)      Thomas H. Corson.

                  (B) The business address of Corson is 600 Skyview Drive, P.O. Box 504, Middlebury, Indiana 46540.

                  (C) Corson is a private investor whose business address is disclosed in paragraph (B) above. Corson was the co-founder of, and currently serves as Chairman Emeritus and a director of, Coachmen Industries, Inc.
                           (NYSE), a leading manufacturer of recreational vehicles and modular homes. He is also a manager and Vice President of Great Lakes.

                  (D) During the past five years, Corson has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Corson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



                              Page 10 of 26 Pages

                  (F)      Corson is a citizen of the U.S.A.

                  William F. Crabtree

                  (A)      William F. Crabtree.

                  (B) The business address of Crabtree is c/o Open Plan Systems, Inc., 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

                  (C) Crabtree is the Chief Financial Officer of the Issuer at the address disclosed in paragraph (B) above.

                  (D) During the past five years, Crabtree has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Crabtree has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Crabtree is a citizen of the U.S.A.

                  John L. Hobey

                  (A)      John L. Hobey.

                  (B) The business address of Hobey is c/o Open Plan Systems, Inc., 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

                  (C) Hobey is the Chief Executive Officer of the Issuer at the address disclosed in paragraph (B) above. Hobey is also a director of the Issuer.

                  (D) During the past five years, Hobey has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Hobey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Hobey is a citizen of the U.S.A.


                              Page 11 of 26 Pages

                  Charles B. Kaufmann, III

                  (A)      Charles B. Kaufmann, III.

                  (B)      The  business  address of  Kaufmann  is c/o  Holland,
                           Kaufmann  &  Bartels,   LLC,  289  Greenwich  Avenue,
                           Greenwich, Connecticut 06830.

                  (C) Kaufmann is an attorney at the address disclosed in paragraph (B) above. He also serves as Secretary of Great Lakes.

                  (D) During the past five years, Kaufmann has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Kaufmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      Kaufmann is a citizen of the U.S.A.

                  Thomas J. McGrath

                  (A)      Thomas J. McGrath.

                  (B) The business address of McGrath is c/o Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017.

                  (C) McGrath is a private investor whose business address is disclosed in paragraph (B) above. McGrath was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1970 to 1995. He also serves as a manager and Treasurer of Great Lakes.

                  (D) During the past five years, McGrath has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, McGrath has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (F)      McGrath is a citizen of the U.S.A.


                              Page 12 of 26 Pages

Item 3.           Source and Amount of Funds and Other Consideration

                  The source and amount of funds or other consideration used, or to be used, by each of Great Lakes, Settle, Corson, Crabtree, Hobey, Kaufmann and McGrath in acquiring beneficial ownership of shares of Common Stock are set forth below.

                  Great Lakes Capital, LLC

                  On June 17, 1998, the Issuer and Great Lakes entered into a Management and Consulting Agreement (the "Consulting Agreement"), a copy of which is attached to this Schedule 13D as Exhibit A and is incorporated by reference into this
                  Schedule 13D. Under the Consulting Agreement, Great Lakes agreed to provide certain management and consulting services to the Issuer for an 18-month period, including making available to the Issuer two of its members, Hobey and Crabtree, to serve as Chief Executive Officer and Chief Financial Officer, respectively, of the Issuer. In connection with the execution of the Consulting Agreement, Hobey and Crabtree each entered into a written employment agreement with the Issuer for a term of 18 months commencing on June 17, 1998 (each an "Employment Agreement"). The Issuer also appointed Hobey and Settle to its Board of Directors.

                  In connection with the execution of the Consulting Agreement, Great Lakes acquired 200,000 shares of Common Stock directly from the Issuer at a purchase price of $2.175 per share. The funds used to acquire such shares were funds contributed to Great Lakes by its Members.

                  In consideration for the services under the Consulting Agreement, Great Lakes acquired an option to purchase up to 600,000 shares of the Common Stock (the "Option"), pursuant to a Nonqualified Stock Option Agreement, dated as of June 17, 1998, between the Issuer and Great Lakes (the "Stock Option Agreement"). A copy of the Stock Option Agreement is attached to this Schedule 13D as Exhibit B and is incorporated by reference into this Schedule 13D.

                  Under the Stock Option Agreement, the Option is immediately exercisable by Great Lakes, and the option prices per share are as follows:

                         Number of Shares               Exercise Price
                              150,000                        $3.00
                              150,000                        $4.50
                              150,000                        $6.00
                              150,000                        $7.50

                  Except as described below, the Option shall expire on June 30, 2003. The Stock Option Agreement provides that, if at any time prior to December 17, 1998, (i) OPS terminated Hobey's employment as Chief Executive Officer of OPS for



                              Page 13 of 26 Pages

                  Proper  Cause (as  defined in Hobey's  Employment  Agreement),
                  (ii) OPS terminated Hobey's employment as Chief Executive Officer of OPS due to death or disability (in accordance with the Hobey's Employment Agreement) or (iii) Hobey voluntarily resigned as Chief Executive Officer of OPS (any of the following, a "Termination Event"), then the Option would expire immediately. If between December 17, 1998 and June 17, 1999, a Termination Event had occurred, the Option would have expired one year following such Termination Event. As of September 15, 1999, no such Termination Event had occurred.

                  As described in Item 6 below, concurrently with entering into the Consulting Agreement with the Issuer, Great Lakes also entered into a Voting and Standstill Agreement and a Registration Rights Agreement.

                  In December 1998, Great Lakes purchased 4,000 additional shares of Common Stock on the open market at $2.69 per share.

                  W. Sydnor Settle

                  Settle acquired (i) 3,000 shares of Common Stock for approximately $7,750 in personal funds in late 1997, (ii) options for 1,000 shares (the "Settle Option") in May 1999 at an exercise price of $2.81 per share for his service on the Issuer's Board of Directors, pursuant to the Issuer's Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), which options are immediately exercisable and expire on May 11, 2009 and (iii) 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 pursuant to that certain Stock Redemption and Sale Agreement, dated August 31, 1999, between the Issuer and Settle, Corson, Crabtree, Hobey and Kaufmann (the "Stock Redemption and Sale Agreement") attached hereto as Exhibit F and incorporated herein. Such purchase transaction identified in (iii) above (the "Fischer Transaction") is more particularly described in Item 5 below.

                  Thomas H. Corson

                  Corson acquired 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement.

                  William F. Crabtree

                  Crabtree acquired (i) 3,000 shares of Common Stock for approximately $9,000 in personal funds in February and March of 1998, (ii) options for 12,500 shares on June 15, 1998, at an exercise price of $2.44 per share, immediately exercisable and expiring on June 30, 2003, in connection with his Employment Agreement, pursuant to the Issuer's 1996 Incentive Stock Plan (the "Incentive Stock Plan") (iii) options for 12,500 shares in May 1999, at an exercise price of $2.63 per share, immediately exercisable and expiring on May 12, 2006, pursuant to the



                              Page 14 of 26 Pages

                  Incentive Stock Plan ((ii) and (iii) collectively, the "Crabtree" Option) and (iv) 4,000 shares of Common Stock for $10,000 in personal funds on September 15, 1999, in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement.

                  John L. Hobey

                  Hobey acquired (i) 5,000 shares of Common Stock for approximately $14,563 in personal funds in February and March 1998, (ii) options for 25,000 shares of Common Stock on June 15, 1998, at an exercise price of $2.44 per share, immediately exercisable and expiring on June 30, 2003, in connection with his Employment Agreement, pursuant to the Incentive Stock Plan, (iii) options for 25,000 shares of Common Stock in May
                  1999, at an exercise price of $2.63 per share, immediately exercisable and expiring on May 12, 2006, pursuant to the Incentive Stock Plan, and (iv) 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement.

                  Charles B. Kaufmann, III

                  Kaufmann acquired 6,000 shares of Common Stock for $15,000 in personal funds on September 15, 1999, in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement.

                  Thomas J. McGrath

                  McGrath does not claim any beneficial ownership in any shares of Common Stock.

Item 4.           Purpose of Transaction

                  The primary purpose for the acquisition by Great Lakes of shares of Common Stock and the Option, as described in Item 3 above, as well as the acquisition by Settle, Corson, Crabtree, Hobey and Kaufmann of their respective shares of Common Stock and stock options (as the case may be) also described in Item 3 above, is for investment. Moreover, the business of Great Lakes, as stated in its operating agreement, is limited to investing in the securities of the Issuer and the management of such investments.

                  Great Lakes and its members intend to continue to evaluate the Issuer and its business prospects and to take such actions as they shall deem necessary and appropriate in their sole discretion to maximize the economic value of their investment in the securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock at any time, subject, however, to certain restrictions contained in a Voting and Standstill Agreement, dated as of June 17, 1998, by and between the Issuer, Great Lakes and, for the limited purposes set


                              Page 15 of 26 Pages
                  forth therein, Great Lakes Capital, Inc., a Delaware corporation (the "Standstill Agreement"). A copy of the Standstill Agreement is attached to this Schedule 13D as Exhibit C and is incorporated by reference into this Schedule 13D. Among other restrictions in the Standstill Agreement, Great Lakes and its affiliates may not (without the consent of the Issuer) acquire shares of Common Stock if, following such acquisition, Great Lakes and its affiliates would beneficially own greater than 21.0% of the issued and outstanding shares of Common Stock. This restriction, however, does not apply to shares of Common Stock or other securities granted pursuant to any benefit plan of the Issuer, such as the Crabtree Option and the Hobey Option.

                  Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Great Lakes, Settle, Corson, Crabtree, Hobey, Kaufmann or McGrath may have that relate to or would result in:

                  (A)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer or the disposition of securities of the Issuer;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.


                              Page 16 of 26 Pages

                  Subject to the provisions of the Standstill Agreement, Great Lakes and the Members may, at any time or from time to time, review or reconsider their position with respect to the Issuer and formulate plans with respect to matters referred to in this Item 4.

Item 5.           Interest in Securities of the Issuer

                  Great Lakes Capital, LLC

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Great Lakes are 804,000 shares and 16.1% of the issued and outstanding shares of Common Stock, respectively (based on total outstanding shares of Common Stock of the Issuer of 4,402,891 on September 15, 1999).

                  (B) With respect to 204,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes presently has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 600,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Option. Great Lakes' shares of Common Stock may be voted or disposed of at the discretion of a majority of its three managers, who are Settle, Corson and McGrath.

                  (C)      Not applicable.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  W. Sydnor Settle

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Settle are 54,000 shares and 1.2% of the issued and outstanding shares of Common Stock, respectively.

                  (B) With respect to 53,000 shares of Common Stock identified pursuant to paragraph (A) above, Settle has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 1,000 shares of Common Stock identified pursuant to paragraph (A) above, Settle will have the sole power to vote or to direct the vote and the sole power to dispose or to



                              Page 17 of 26 Pages
                           direct the disposition of such shares of Common Stock upon the exercise of the Settle Option.

                  (C)      See "Fischer Transaction" below.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  Thomas H. Corson

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Corson are 50,000 shares and 1.1% of the issued and outstanding shares of Common Stock, respectively.

                  (B) Corson has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

                  (C)      See "Fischer Transaction" below.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  William F. Crabtree

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Crabtree are 32,000 shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

                  (B) With respect to 7,000 shares of Common Stock identified pursuant to paragraph (A) above, Crabtree has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 25,000 shares of Common Stock identified pursuant to paragraph (A) above, Crabtree will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Crabtree Option.

                  (C)      See "Fischer Transaction" below.

                  (D)      Not applicable.

                  (E)      Not applicable.


                              Page 18 of 26 Pages

                  John L. Hobey

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Hobey are 105,000 Shares and 2.4% of the issued and outstanding shares of Common Stock, respectively.

                  (B) With respect to 55,000 shares of Common Stock identified pursuant to paragraph (A) above, Hobey has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 50,000 shares of Common Stock identified pursuant to paragraph (A) above, Hobey will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Hobey Option.

                  (C)      See "Fischer Transaction" below.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  Charles B. Kaufmann, III

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Kaufmann are 6,000 shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

                  (B) Kaufmann has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

                  (C)      See "Fischer Transaction" below.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  Thomas J. McGrath

                  (A) McGrath does not claim beneficial ownership in any shares of Common Stock.

                  (B)      Not applicable.

                  (C)      Not applicable.



                              Page 19 of 26 Pages

                  (D)      Not applicable.

                  (E)      Not applicable.


FISCHER TRANSACTION

         On September 15, 1999, the Issuer issued a press release, which press release and the transactions transcribed therein are further described in a Form 8-K of the Issuer dated September 15, 1999, previously filed by the Issuer. In such press release, the Company announced that the Issuer and certain investors had agreed to purchase for cash 993,542 shares of the Common Stock held by its founder, Stan A. Fischer ("Fischer"), at a price of $2.50 per share. Mr. Fischer's holdings represented beneficial ownership at the time of approximately 21.26% of the Common Stock.

         Approximately 270,000 of Fischer's shares were redeemed by the Issuer. The remaining such shares were purchased by thirteen investors, who included a number of the Issuer's executive officers and directors and included the Members.

         The Members, as more particularly described in Item 3 above, acquired a total of 160,000 shares. As a result, beneficial ownership of the Issuer's Common Stock owned by Great Lakes and its Members, on an aggregate basis, increased from approximately 16.66% to approximately 20.69%. Under the Standstill Agreement, elsewhere described herein in Items 4 and 6, Great Lakes and persons affiliated therewith are generally prohibited from acquiring beneficial ownership of greater than 21% of the Common Stock. Such agreement also provides for the Issuer to cooperate with Great Lakes and its affiliates in avoiding the triggering of the Virginia Control Share Acquisitions Statute (the "Virginia Statute") with respect to purchases by such persons up to the 21% cap. In general, the Virginia Statute is activated when a purchase by a person causes such person's shareholdings to equal or exceed 20% of an issuer's common stock. Pursuant to the Standstill Agreement and in order to facilitate the share purchase from Fischer without triggering the Virginia Statute, the Fischer transaction was effected in two parts, which occurred concurrently. First, in accordance with a certain Stock Purchase Agreement dated August 31, 1999, the Company and those investors who were not affiliated with Great Lakes purchased the 993,542 shares of Common Stock from Fischer. Included in the Issuer's total were 160,000 shares in addition to the approximately 270,000 it was to redeem on a net basis. Secondly, pursuant to the Stock Redemption and Sales Agreement, previously referred to in Item 3 and attached hereto as Exhibit F, the Issuer sold a total of 160,000 shares to the Members.

         In the two purchase agreements described above, the Issuer agreed to effect a resale or "shelf" registration of the shares purchased with the Securities and Exchange Commission and other applicable security regulators for the benefit of the thirteen investors. Previously, the Issuer had approved such registration of the shares held by Fischer.



                              Page 20 of 26 Pages

DISCLAIMER OF BENEFICIAL OWNERSHIP

Great Lakes Capital, LLC

         Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Great Lakes disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by the Members. Great Lakes declares that the filing of this statement shall not be construed as an admission that Great Lakes is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by it.

W. Sydnor Settle

         Pursuant to Rule 13d-4 under the Exchange Act, Settle disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Settle declares that the filing of this statement shall not be construed as an admission that Settle is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Thomas H. Corson

         Pursuant to Rule 13d-4 under the Exchange Act, Corson disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Corson declares that the filing of this statement shall not be construed as an admission that Corson is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

William F. Crabtree

         Pursuant to Rule 13d-4 under the Exchange Act, Crabtree disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Crabtree declares that the filing of this statement shall not be construed as an admission that Crabtree is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

John L. Hobey

         Pursuant to Rule 13d-4 under the Exchange Act, Hobey disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock



                              Page 21 of 26 Pages
held beneficially or otherwise by Great Lakes or the other Members. Hobey declares that the filing of this statement shall not be construed as an admission that Hobey is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Charles B. Kaufmann, III

         Pursuant to Rule 13d-4 under the Exchange Act, Kaufmann disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Kaufmann declares that the filing of this statement shall not be construed as an admission that Kaufmann is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Thomas J. McGrath

         Pursuant to Rule 13d-4 under the Exchange Act, McGrath disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. McGrath declares that the filing of this statement shall not be construed as an admission that McGrath is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Management and Consulting Agreement

                  On June 17, 1998, the Issuer and Great Lakes entered into the Consulting Agreement. The Consulting Agreement is described in further detail in Item 3 above.

                  Voting and Standstill Agreement

                  On June 17, 1998, the Issuer, Great Lakes and, for the limited purposes set forth therein, Great Lakes Capital, Inc. entered into the Standstill Agreement. In addition to the description of the Standstill Agreement set forth in Items 4 and 5 above, the Issuer, pursuant to the terms of the Standstill Agreement, has appointed Hobey and Settle to Class I (current term expiring 2001) of the Board of Directors of the Issuer and agreed to nominate and recommend Hobey and Settle for election at the next annual meeting of shareholders as Class I directors unless the Consulting Agreement were terminated prior to such annual meeting. Upon the termination of Hobey's employment and/or the termination of the Consulting



                              Page 22 of 26 Pages

                  Agreement, however, such terms as a director are subject to certain requirements for the resignation of Hobey and/or Settle from the Board of Directors. Pursuant to the terms of the Standstill Agreement, Great Lakes and Great Lakes Capital, Inc. have also agreed for the duration of the Standstill Agreement to take such actions as may be required so that the Common Stock beneficially owned and entitled to be voted by Great Lakes, Great Lakes Capital, Inc. and their affiliates are voted as follows: (i) with respect to the nominees to the Board of Directors of the Issuer, in accordance with the recommendation of the Board; and (ii) with respect to any "election contest" initiated by any person in connection with a tender offer, in the same proportion as the total votes cast by or on behalf of all of the Issuer's shareholders (other than Great Lakes, Great Lakes Capital, Inc. and their affiliates).

                  Stock Option Agreement

                  On June 17, 1998, the Issuer and Great Lakes entered into the Stock Option Agreement relative to the grant of the Option to acquire up to 600,000 shares of Common Stock. The Stock Option Agreement is described in further detail in Item 3 above.

                  Registration Rights Agreement

                  On June 17, 1998, the Issuer and Great Lakes entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached to this Schedule 13D as Exhibit D and is incorporated by reference into this Schedule 13D. Pursuant to the Registration Rights Agreement, following the expiration of the Consulting Agreement, Great Lakes has the right, subject to certain terms and conditions, to request that the Issuer effect the registration of the 200,000 shares of Common Stock purchased by Great Lakes pursuant to the Consulting Agreement, the shares that may be acquired upon the exercise of the Option, and any shares of Common Stock that Great Lakes and its affiliates acquire after June 17, 1998, (excluding shares acquired pursuant to the Incentive Stock Plan and the Directors Plan), subject to the 21.0% ownership restriction set forth in the Standstill Agreement described above in Items 4 and 5 and this Item 6 (collectively, the "Registrable Shares"). Such request must be made prior to June 17, 2003, and the Issuer shall not be required to effect more than one registration of the Registrable Shares. In addition, in the event that the Issuer files a registration statement relating to a public offering of its Common Stock by or through underwriters for the Issuer's own account, the Issuer shall, at Great Lakes' request and subject to certain terms and conditions, use its best efforts to include among the securities covered by such registration statement the number of Registrable Shares that Great Lakes shall have requested to be so included.


                              Page 23 of 26 Pages

                  Stock Redemption and Sale Agreement

                  On August 31, 1999, the Issuer, Settle, Corson, Crabtree, Hobey and Kaufmann entered into the Stock Redemption and Sale Agreement, as more particularly described in Item 5 above.

Item 7.           Material to be Filed as Exhibits

                  See the Exhibit Index attached to this Schedule 13D.



                              Page 24 of 26 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.



                                            GREAT LAKES CAPITAL, LLC



Date:  October 31, 1999                     By: /s/ W. Sydnor Settle
                                                --------------------------------
                                                W. Sydnor Settle
                                                Manager


Date:  October 31, 1999                     /s/ W. Sydnor Settle
                                            ------------------------------------
                                            W. Sydnor Settle


Date:  October 30, 1999                     /s/ Thomas H. Corson
                                            ------------------------------------
                                            Thomas H. Corson


Date:  November 12, 1999                    /s/ William F. Crabtree
                                            ------------------------------------
                                            William F. Crabtree


Date:  October 25, 1999                     /s/ John L. Hobey
                                            ------------------------------------
                                            John L. Hobey


Date:  October 29, 1999                     /s/ Charles B. Kaufmann, III
                                            ------------------------------------
                                            Charles B. Kaufmann, III


Date:  November 5, 1999                     /s/ Thomas J. McGrath
                                            ------------------------------------
                                            Thomas J. McGrath




Attention:        Intentional  misstatements  or  omissions  of fact  constitute
                  Federal criminal violations (see 18 U.S.C. 1001).



                              Page 25 of 26 Pages

                                  EXHIBIT INDEX


        Exhibit                              Description

           A Management and Consulting Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.*

           B Nonqualified Stock Option Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.*

           C Voting and Standstill Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc., Great Lakes Capital, LLC and, for the limited purposes set forth therein, Great Lakes Capital, Inc.*

           D Registration Rights Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.*

           E Agreement to Joint Filing of Schedule 13D, dated October 25, 1999, among Great Lakes Capital, LLC, W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey, Charles B. Kaufmann, III and Thomas J. McGrath.

           F Stock Redemption and Sale Agreement, dated August 31, 1999, between Open Plan Systems, Inc. and W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey and Charles B. Kaufmann, III.


-----------------

*  Previously filed.



                              Page 26 of 26 Pages

                                                                       EXHIBIT E


                            Agreement to Joint Filing
                                 of Schedule 13D
                             Dated October 25, 1999


         We agree to jointly submit this amended and restated Schedule 13D, and any subsequent amendments thereto, which is filed on behalf of Great Lakes Capital, LLC and each of us individually.


                                             GREAT LAKES CAPITAL, LLC



                                             By: /s/ W. Sydnor Settle
                                                 -------------------------------
                                                 W. Sydnor Settle
                                                 Manager


                                             /s/ W. Sydnor Settle
                                             -----------------------------------
                                             W. Sydnor Settle


                                             /s/ Thomas H. Corson
                                             -----------------------------------
                                             Thomas H. Corson


                                             /s/ William F. Crabtree
                                             -----------------------------------
                                             William F. Crabtree


                                             /s/ John L. Hobey
                                             -----------------------------------
                                             John L. Hobey


                                             /s/ Charles B. Kaufmann, III
                                             -----------------------------------
                                             Charles B. Kaufmann, III


                                             /s/ Thomas J. McGrath
                                             -----------------------------------
                                             Thomas J. McGrath

                                                                       EXHIBIT F

                       STOCK REDEMPTION AND SALE AGREEMENT


         This Stock Redemption and Sale Agreement (this "Agreement") is made effective as of the 31st day of August, 1999, by and between Open Plan Systems, Inc., a Virginia corporation (the "Company") and those persons named as Buyers in Exhibit A hereto (collectively, the "Buyers" and each a "Buyer").

                                    RECITALS:

         WHEREAS, Stan A. Fischer (the "Seller") desires to sell the 993,542 issued and outstanding shares (the "Shares") of the common stock of the Company beneficially held by him, and the Buyers desire to purchase, in the aggregate, 160,000 of such Shares; and

         WHEREAS, certain persons (the "Direct Purchasers") have entered into a certain Stock Purchase Agreement of even date herewith between the Seller, the Company and such Direct Purchasers (the "Fischer Agreement"), whereby such Direct Purchasers shall acquire some of the Shares from the Seller; and

         WHEREAS, Great Lakes Capital, LLC ("LLC") and Great Lakes Capital, Inc. ("GLC"; LLC and GLC and their affiliates, including for the purposes hereof, the Buyers, are sometimes collectively referred to herein as the "Great Lakes Group"), beneficially hold approximately 891,000 shares of the Common Stock of the Company, or approximately 16.66% of the total of such shares outstanding; and

         WHEREAS, the Buyers' entering into the Fischer Agreement and purchasing 160,000 Shares could cause the Great Lakes Group to trigger the provisions of the Virginia Control Share Acquisitions statute, as set forth in Article 14.1 of the Virginia Stock Corporation Act (the "Statute"), whereupon members of the Great Lakes Group would not be entitled to voting rights with respect to certain of the shares of Common Stock of the Company held by them; and

         WHEREAS, the Company, GLC and LLC entered into a certain Voting and Standstill Agreement (the "Great Lakes Agreement") dated as of June 17, 1998, whereby, among other things, the parties agreed to certain limitations on the beneficial ownership of the Common Stock of the Company by the Great Lakes Group, which limitations are generally in excess of that level of beneficial ownership which would trigger the Statute; and

         WHEREAS, the Great Lakes Agreement, in Section 3.1(d), provides generally that the Company will cooperate with the Great Lakes Group so that its members may effect an acquisition of Common Stock of the Company, otherwise permitted under the Great Lakes Agreement, from being subjected to the provisions of the Statute; and

         WHEREAS, members of the Great Lakes Group have requested that the Company, pursuant to Section 3.1(d) of the Great Lakes Agreement, purchase 160,000 of the Shares at a price of $2.50 per share, and immediately thereafter issue a like number of shares of Common Stock to the Buyers for $2.50 per share (the "Transaction"); and

         WHEREAS, the Company, believing it to be in the best interests of the Company and all of its shareholders to help facilitate the purchase of the Shares from the Seller, has agreed to facilitate the Transaction; and

         WHEREAS, the Company and the Buyers wish to enter into this Agreement to effect the Transaction on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

                                    ARTICLE I

                         SALE AND DELIVERY OF THE SHARES

         1.1 Redemption of the Shares. Pursuant to the Fischer Agreement, the Company shall purchase and redeem 160,000 Shares (which Shares are in addition to, and separate and apart from, other Shares which the Company shall purchase and redeem pursuant to the Fischer Agreement).

         1.2 Purchase and Sale of the New Shares. Subject to the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement and the Fischer Agreement (the "Closing"), the Company agrees to issue, sell and convey to each of the Buyers, and the Buyers severally agree to purchase, acquire and accept from the Company, the number of shares of the Company's Common Stock (the "New Shares") set forth opposite the name of each on Exhibit A hereto.

         1.3      Purchase Price; Escrow.

                  (a) The purchase price for each New Share shall be $2.50, and the aggregate respective purchase price for the New Shares to be paid by each of the Buyers (the "Purchase Price") is set forth opposite the name of each in Exhibit A. At the Closing, each Buyer shall pay to the Company its respective Purchase Price for the New Shares in immediately available funds. Such payments shall be effected through Williams, Mullen, Clark & Dobbins ("WMCD"), counsel to the Company, who shall serve as escrow agent. At least two (2) days prior to the Closing, each Buyer shall provide to and deposit with WMCD available funds equal to its respective Purchase Price for the New Shares. Such escrow deposits may be effected by wire transfer as provided below:

                        ESCROW WIRE TRANSFER INSTRUCTIONS

       Wire to:          Wachovia Bank,
                         Richmond, Va.

       ABA No.:          051000253

       Acct. No.:        7901181866

       Acct. Name:       Williams, Mullen, Clark & Dobbins General Trust Account

       Contact Nathan Hatfield at 643-1991 X1339 to verify receipt of wire.


                  (b) The parties authorize WMCD to pay all such escrowed funds (the "Escrowed Funds") to the Seller upon:

                           (i)      WMCD  having   received   in  such   escrow,
including funds received from the Direct Purchasers, a total of $2,483,855 (the total purchase price due the Seller for the sale of the Shares pursuant to the Fischer Agreement) in available funds;

                           (ii)     Receipt by WMCD of  certificates  evidencing
the 993,542 Shares, along with duly executed stock powers providing for the transfer of the Shares to the Direct Purchasers and the Company as provided in the Fischer Agreement; and

                           (iii)    WMCD having  received no objection  prior to
the Closing from any Buyer hereunder or any Direct Purchaser or the Company.

                  (c) The Company and each of the Buyers hereby expressly authorize the manner of payment set forth in this Section 1.3. Without limiting the foregoing, the parties agree that the payment of the Escrowed Funds to the Seller shall constitute payment in full to the Company by the Buyers for the New Shares, as fully and completely as if such funds had been paid directly to the Company.

                  (d) If the Closing for any reason does not occur on or before September 23, 1999, then WMCD shall promptly thereafter return all Escrowed Funds to the respective Buyers having paid in such funds.

         1.4      Delivery  of  Share  Certificates.   With  fifteen  (15)  days
following the Closing, the Company shall deliver certificates representing the New Shares to each Buyer in the amounts set forth on Exhibit A.

         1.5 Closing Date and Time. The Closing shall take place on September 15, 1999 at 11:00 a.m. (Richmond, Virginia time) at the offices of WMCD, 1021 East Cary Street, Richmond, Virginia 23219, or at such earlier date and time as may be mutually agreed upon by the parties, which Closing shall take place concurrently with the closing of the transactions provided for in the Fischer Agreement (the day of the Closing is referred to herein as the "Closing Date").

         1.6 Order of Transactions. The purchases of the New Shares by the Buyers hereunder shall be deemed to occur concurrently with the transactions set forth in the Fischer Agreement, including but not limited to the purchase and redemption by the Company of certain Shares held by the Seller.

                                   ARTICLE II

                    CERTAIN COVENANTS RELATING TO THE COMPANY

         2.1      Registration of Shares.

                  (a) Following the Closing, the Company shall use its reasonable best efforts to file as soon as practicable a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), to register the resale of the New Shares by the Buyers and to cause such Registration Statement to become effective as soon as practicable after the filing thereof with the SEC. The Company shall use its reasonable best efforts to maintain the effectiveness of such Registration Statement for a period ending on the earlier of (i) the second anniversary of the Closing Date, (ii) all of the New Shares having been sold by the Buyers, or (iii) the New Shares having ceased to be outstanding.

                  (b) The Company shall notify the Buyers at any time when a prospectus is required to be delivered under the Securities Act with respect to one or more of the New Shares, and of the Company's becoming aware that a prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and shall proceed as soon as practicable to prepare and furnish to the Buyers a reasonable number of copies of an amendment to such prospectus as may be necessary so that, as thereafter delivered to the purchasers of the Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

                  (c) The Company shall notify the Buyers in the event of the issuance of any stop order of which the Company or its counsel is aware suspending the effectiveness of the Registration Statement or any order suspending or preventing the use of any related prospectus or suspending the registration or qualification of any New Shares for sale in any jurisdiction, and in such event the Company shall use its reasonable best efforts to obtain the withdrawal of any such order as soon as practicable.

                  (d) The Buyers agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 2.2(b) or (c) above, the Buyers will forthwith discontinue the transfer or disposition of any New Shares pursuant to the prospectus relating to the Registration Statement covering such New Shares until the Buyers receive copies of the amended or supplemented prospectus contemplated by Section 2.2(b) or the withdrawal of any order contemplated by Section 2.2(c), and, if so directed by the Company, the Buyers will deliver to the Company all copies, other than permanent file copies then in the Buyers' possession, of the prospectus covering such New Shares at the time of receipt of such notice.

                  (e) The Buyers, severally and not jointly, will, and hereby agree to, indemnify and hold harmless and defend the Company and the Company's officers, directors, employees, agents, representatives and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any alleged untrue statement in, or any omission or alleged omission from, the Registration Statement, any prospectus or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such Buyer from time to time specifically for use in the Registration Statement, or the prospectus or any such amendment or supplement thereto. Such indemnity shall survive the transfer of the Shares by the Buyers.

         2.2 One Registration Statement. The parties hereto agree that, for the purposes of Section 2.1, the New Shares of the Buyers shall be aggregated with the Shares purchased by the Direct Purchasers under the Fischer Agreement, all such shares shall be subject to one and the same registration and all such shares shall be treated as nearly identically as is practicable. Without limiting the foregoing, the Buyers agree that they have no right hereunder to require the Company to effect a registration of the New Shares which registration is separate and apart from the registration by the Company of the Shares under the Fischer Agreement, so long as the registration of such Shares and the New Shares can be effected in the same registration.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to each of the Buyers, as of the date of this Agreement and as of the Closing, as follows:

         3.1 No Encumbrances on New Shares. At the Closing, upon payment of the Purchase Price for the Shares, the Buyers shall receive good and marketable title to the respective New Shares sold to each of them, free of any liens, encumbrances, pledges, security interests, restrictive agreements, options, rights of first refusal, transfers or restrictions, conditional sales agreements, voting trust arrangements or claims of any nature whatsoever.

         3.2 Authorization of New Shares. When issued at the Closing in exchange for payment pursuant to this Agreement, the New Shares will be duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights.

         3.3 Recitals. The Recitals hereto, to the extent that they relate to the Company, are true and correct in all material respects.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE BUYERS

         Each Buyer, severally and not jointly, represents and warrants, as of the date of this Agreement and as of the Closing Date, as follows:

         4.1 New Shares are Restricted until Registration. Each Buyer understands that the New Shares to be purchased by him have been sold in reliance upon, among other things, the representations made by him herein, and have not been registered under the Securities Act or the securities laws of any state. Each Buyer understands and agrees that the New Shares to be purchased by him, or any portion thereof, will not be freely transferable and may not be resold, transferred or assigned by him except (i) pursuant to the Registration Statement during the effectiveness thereof and subject to the provisions of
Article II hereof, or (ii) upon the delivery to the Company of an opinion of legal counsel for such Buyer stating that registration is not required under applicable federal and state securities laws. Each Buyer agrees that a statement or legend reflecting the foregoing limitations on the resale or transfer of the New Shares, or any portion thereof, may appear on any certificate evidencing the Shares; provided, however, that the Company consents to the removal of any such legend upon the Registration Statement becoming effective and remaining effective during the period described in the second sentence of Section 2.1(a).

         4.2 No Distribution of the Shares. Each Buyer seeks to acquire the New Shares for investment for his own account and beneficial interest (and not for the account or interest of any other person or persons) and has no present intention of dividing them with others or reselling, assigning or otherwise distributing the New Shares to others.

         4.3      Available Information. Each Buyer understands and agrees that:

                  (a) The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC and that:

                           (i)      such  reports,  proxy  statements  and other
information filed by the Company are available to the Buyer and can be inspected and copied at the public reference facilities maintained at the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at various regional offices of the SEC;

                           (ii)     copies of such  materials can be obtained by
the Buyer by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, at prescribed rates; and

                           (iii)    the     SEC      maintains     a     website
(http://www-sec.gov)   that  contains   reports,   proxy  statements  and  other
information regarding the Company, which may be accessed by the Buyer.

                  (b) The Buyer acknowledges receipt of and has reviewed the copy of the Company's report on Form 10-Q for the quarter ended June 30, 1999, which is attached hereto as Exhibit B.

                  (c) The Buyer acknowledges receipt of, and has reviewed, the Company's 1998 Annual Report to Shareholders and Proxy Statement dated April 13, 1999, which have been provided to all shareholders of record.

                  (d) In determining whether or not to make an investment in the New Shares, the Buyer has relied solely upon information set forth in the SEC filings and other reports described above and independent investigations made by him and his purchaser representative(s), if any.

                  (e) The Buyer and his purchaser representative(s), if any, have been given ample opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the New Shares and to obtain additional information necessary to verify the accuracy of the information set forth in the SEC filings and other reports set forth above.

         4.4 Accredited Investor. The Buyer is an "accredited investor" as such term is defined under Rule 501 of the Securities Act because:

                  (a) The Buyer is a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

                  (b) The Buyer is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same level in the current year;

                  (c) The Buyer is a director or executive officer of the Company; or

                  (d) The Buyer is an entity in which all the equity owners are accredited investors.

         4.5      Sophisticated Investor.

                  (a)      The  Buyer,   either   alone  or  with  a   purchaser
representative, has a sufficient degree of sophistication to understand and evaluate the merits and risks associated with an investment in the New Shares.

                  (b) The Buyer's overall commitment to investments which are not readily marketable is not disproportionate to his net worth and his investment in the New Shares will not cause such overall commitment to become excessive.

                  (c) The Buyer has adequate net worth and means for providing for any current needs and contingencies such that he is able to sustain a complete loss of his investment in the New Shares, and he has no need for liquidity in such investment.

                  (d) The Buyer has evaluated the risks of investing in the New Shares.

                  (e) The Buyer has such knowledge and experience of financial and business matters that he is capable of evaluating the merits and risks of an investment in the New Shares.

         4.6 Recitals. The Recitals hereto, to the extent that they relate to the Great Lakes Group or such Buyer individually, are true and correct in all material respects.

                                    ARTICLE V

                              CONDITIONS TO CLOSING

         5.1 Conditions to Obligations of Buyers. The obligations of the Buyers under this Agreement are subject to the fulfillment, at the Closing, of the following conditions precedent, compliance with which, or the occurrence of which may be waived prior to the Closing in writing by all of the Buyers in their sole discretion:

                  (a) The representations and warranties of the Company shall be true on and as of the Closing Date as though such representations and warranties were made on and as of such date.

                  (b) The Company shall have performed and complied with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing.

         5.2 Conditions to Obligations of Company. The obligations of the Company under this Agreement are subject to the fulfillment, at the Closing, of the following conditions precedent, compliance with which, or the occurrence of which may be waived prior to the Closing in writing by the Company in its sole discretion:

                  (a) The representations and warranties of each of the Buyers shall be true on and as of the Closing as though such representations and warranties were made on and as of such date.

                  (b) Each Buyer shall have performed and complied with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing.

                  (c) The Company shall have received at the Closing the Purchase Price from each of the Buyers pursuant to the requirements of Section 1.3.

                                   ARTICLE VI

                                EQUITABLE RELIEF

         Each party understands and agrees that money damages alone would not be a sufficient remedy for any breach of this Agreement by any other party and that any party hereto shall be entitled to injunctive or equitable relief, as a remedy for any such breach by another party. Such remedies shall not be deemed to be exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

                                   ARTICLE VII

                               GENERAL PROVISIONS

         7.01 Further Assurances. Each of the parties shall, at any time and from time to time after the Closing, upon the request of any other party hereto, and without further consideration, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, any and all such further acts, deeds, assignments, transfers, conveyances and assurances as may reasonably be required by the requesting party to further evidence or effectuate the transactions set forth or contemplated by this Agreement.

         7.02 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Closing for the full period of the applicable statute of limitations with respect thereto, if any, or otherwise indefinitely.

         7.03 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be wholly performed in such state.

         7.04 Entire Agreement; Amendment. This Agreement, and the exhibits attached hereto, constitute the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings. No amendment, modification or waiver of this Agreement shall be valid unless in each instance such amendment, modification or waiver is in writing or signed by the parties.

         7.05 Notices. Any notice or other communication to be given hereunder by any party to another shall be deemed to be received by the intended recipient (a) when delivered personally, (b) the day following delivery to a nationally recognized overnight courier service with proof of delivery, or (c) three days after mailing by certified mail, postage prepaid with return receipt requested, in each case addressed to the intended recipient as set forth below with applicable postage or delivery fees prepaid or billing therefor arranged to the sender:

                  If to the Buyers, to each of the Buyers at the addresses set forth on Exhibit A hereto.

               If to the Company, to:    John L. Hobey
                                         Chief Executive Officer
                                         Open Plan Systems, Inc.
                                         4299 Carolina Avenue, Building C
                                         Richmond, Virginia  23222

               with copies to:           Theodore L. Chandler, Jr., Esquire
                                         Williams, Mullen, Clark & Dobbins, P.C.
                                         1021 East Cary Street
                                         Richmond, Virginia  23219

         7.06 Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. None of the parties may assign any provision of this Agreement without the prior written consent of the other parties.

         7.07 Interpretations. The headings to the sections of this Agreement are for the convenience of reference only and do not form part of this Agreement and shall not affect interpretations thereof. Unless the context indicates otherwise, words in a singular number shall be deemed to include words in the plural and vice versa, and words in one gender shall be deemed to include words in other genders.

         7.08 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall, in the aggregate, be considered one and the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.


                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                                            BUYERS:


                                            /s/ Thomas H. Corson
                                            ------------------------------------
                                            Thomas H. Corson

                                            /s/ William F. Crabtree
                                            ------------------------------------
                                            William F. Crabtree

                                            /s/ John L. Hobey
                                            ------------------------------------
                                            John L. Hobey

                                            /s/ Charles Kaufmann
                                            ------------------------------------
                                            Charles Kaufmann

                                            /s/ W. Sydnor Settle
                                            ------------------------------------
                                            W. Sydnor Settle

                                            THE COMPANY

                                            OPEN PLAN SYSTEMS, INC.


                                            By: /s/ Anthony F. Markel
                                                --------------------------------
                                                Anthony F. Markel
                                                Chairman of the Board

Exhibits:

     Exhibit A - Buyers' Purchase Obligations
     Exhibit B - Company's Form 10-Q for the quarter ended June 30, 1999

                                    EXHIBIT A

                   Buyers' and Company's Purchase Obligations


-------------------------------- ---------------------- ------------------------

      Names and Addresses           Number of Shares
              Of                         to be
            Buyers                  to be Purchased         Purchase Price

-------------------------------- ---------------------- ------------------------

Thomas H. Corson                         50,000               $ 125,000
600 Sky View Drive
Middleburg, IN  46540

-------------------------------- ---------------------- ------------------------

William F. Crabtree                       4,000                  10,000
Open Plan Systems, Inc.
4299 Carolina Avenue, Bldg. C
Richmond, VA  23222

-------------------------------- ---------------------- ------------------------

John L. Hobey                            50,000                 125,000
Open Plan Systems, Inc.
4299 Carolina Avenue, Bldg. C
Richmond, VA  23222

-------------------------------- ---------------------- ------------------------

Charles Kaufmann                          6,000                  15,000
Holland Kaufmann and Bartels
289 Greenwich Avenue
Greenwich, CT  06830

-------------------------------- ---------------------- ------------------------

W. Sydnor Settle                         50,000                 125,000
Great Lakes Capital
310 South Street, 3rd Floor
Morristown, NJ  07960

-------------------------------- ---------------------- ------------------------

         Total                           160,000               $400,000

-------------------------------- ---------------------- ------------------------

                                    EXHIBIT B



                [The Issuer's Form 10-Q for the quarterly period
                 ended June 30, 1999, previously filed with the
                         Commission, has been omitted.]